SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13G
(RULE 13d - 102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)

(Amendment No.2)*

Ventrus Biosciences, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

922822101
(CUSIP Number)

December 31, 2012
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]Rule 13d-1(b)
[x]Rule 13d-1(c)
[ ]Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.      NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott Associates, L.P.

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a)[x]
(b)[ ]

3.SEC USE ONLY

4.CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.SOLE VOTING POWER

756,863

6.SHARED VOTING POWER

0

7.SOLE DISPOSITIVE POWER

756,863

8.SHARED DISPOSITIVE POWER

0

9.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

756,863

10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
 EXCLUDES CERTAIN SHARES*[X]

11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

3.8%

12.    TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.      NAMES OF REPORTING PERSONS
 I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott International, L.P.

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a)[x]
(b)[ ]

3.SEC USE ONLY

4.CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands, British West Indies

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.SOLE VOTING POWER

0

6.SHARED VOTING POWER

1,230,295

7.SOLE DISPOSITIVE POWER

0

8.SHARED DISPOSITIVE POWER

1,230,295

9.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,230,295

10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
 EXCLUDES CERTAIN SHARES*[X]

11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.2%

12.    TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.      NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott International Capital Advisors Inc.

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a)[x]
(b)[ ]

3.SEC USE ONLY

4.CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.SOLE VOTING POWER

0

6.SHARED VOTING POWER

1,230,295

7.SOLE DISPOSITIVE POWER

0

8.SHARED DISPOSITIVE POWER

1,230,295

9.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,230,295

10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
 EXCLUDES CERTAIN SHARES*[X]

11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.2%

12.    TYPE OF REPORTING PERSON*

CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

This statement is filed with respect to the shares of common stock (the "Common Stock") of Ventrus Biosciences, Inc. (the "Issuer") beneficially owned by Elliott Associates, L.P. and its wholly owned subsidiaries ("Elliott Associates"), Elliott International, L.P. ("Elliott International") and Elliott International Capital Advisors Inc. ("International Advisors" and collectively, the "Reporting Persons") as of February 8, 2013 and amends and supplements the Schedule 13G originally filed on December 27, 2010, as previously amended (the "Schedule 13G").  Except as set forth herein, the Schedule 13G is unmodified.

Item 4.       Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)   Amount beneficially owned:

Subject to the Ownership Limitation (as defined below), Elliott Associates individually beneficially owns 756,863 shares of Common Stock, consisting of: (i) 686,863 shares of Common Stock, and (ii) Series A Non-Voting Convertible Preferred Stock ("Preferred Stock") convertible into 70,000 shares of Common Stock.

Subject to the Ownership Limitation, Elliott International and International Advisors together beneficially own the 1,230,295 shares of Common Stock, consisting of: (i) 1,100,295 shares of Common Stock held by Elliott International, and (ii) Preferred Stock held by Elliott International convertible into 130,000 shares of Common Stock.

In accordance with Rule 13d-4 under the Securities Exchange Act of 1934, as amended, the number of shares of Common Stock into which the Preferred Stock is convertible is limited pursuant to the terms of the Preferred Stock to that number of shares of Common Stock which would result in the Reporting Persons having aggregate beneficial ownership of 9.98% of the total issued and outstanding shares of Common Stock (the "Ownership Limitation").  The Reporting Persons disclaim beneficial ownership of any and all shares of Common Stock issuable upon any conversion of the Preferred Stock if such conversion would cause the Reporting Persons' aggregate beneficial ownership to exceed or remain above the Ownership Limitation (as is currently the case).

(b)   Percent of class:

Elliott Associates' ownership of 756,863 shares of Common Stock constitutes 3.8% of all of the outstanding shares of Common Stock.

Elliott International and International Advisors' aggregate beneficial ownership of 1,230,295 shares of Common Stock constitutes 6.2% of all of the outstanding shares of Common Stock.

Elliott Associates, Elliott International and International Advisors' aggregate beneficial ownership of 1,975,289 shares of Common Stock constitutes 9.98% of all the outstanding shares of Common Stock.

(c)   Number of shares as to which such person has:

 (i) Sole power to vote or to direct the vote

Elliott Associates has sole power to vote or direct the vote of 756,863 shares of Common Stock.

 (ii) Shared power to vote or to direct the vote

Elliott International and International Advisors together have shared power to vote or direct the vote of 1,230,295 shares of Common Stock.

 (iii) Sole power to dispose or to direct the disposition of

Elliott Associates has sole power to dispose or direct the disposition of 756,863 shares of Common Stock.

 (iv) Shared power to dispose or to direct the disposition of

Elliott International and International Advisors together have shared power to dispose or direct the disposition of 1,230,295 shares of Common Stock.

Item 10.Certification.

By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated:  February 13, 2013

ELLIOTT ASSOCIATES, L.P.
By:  Elliott Capital Advisors, L.P., as General Partner
By:  Braxton Associates, Inc., as General Partner

By: /s/ Elliot Greenberg
Elliot Greenberg
Vice President

ELLIOTT INTERNATIONAL, L.P.
By:  Elliott International Capital Advisors Inc.,
 as Attorney-in-Fact

By: /s/ Elliot Greenberg
Elliot Greenberg
Vice President

ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.

By: /s/ Elliot Greenberg
Elliot Greenberg
Vice President